Exhibit 10.44

EXPLORATION AND DEVELOPMENT AGREEMENT

NEW HOME II PROJECT

This Exploration and Development Agreement (hereinafter “Agreement”) is made and entered into effective February 2, 2010, by and between G3 Energy, LLC hereinafter referred to as “G3”, whose address is 475 17th Street, Suite 1210, Denver, CO 80202, and Resolute Northern Rockies, LLC hereinafter referred to as “Participant” whose address is 1675 Broadway, Suite 1950, Denver, CO 80202.

GeoResources, Inc. and Resolute Energy Corporation are entering into this Agreement as the guarantors for their respective subsidiary. G3 Energy, LLC is the subsidiary of GeoResources, Inc. and Resolute Northern Rockies, LLC is the subsidiary of Resolute Energy Corporation.

RECITALS:

A. G3 has acquired certain oil and gas leases and options covering lands within the New Home II Project Area located in Williams County, North Dakota which is described on Exhibit “A” attached hereto, said Area being hereafter referred to as the “Project Area” or the “AMI.”

B. Participant wishes to participate with G3 in the evaluation, leasing, drilling, and development of the Project Area pursuant to the provisions of this Agreement and the agreements through which G3 acquires leasehold rights within the Project Area.

Now therefore, the parties hereto, for the mutual promises contained herein and other good and valuable consideration, the sufficiency of which is hereby acknowledged, do hereby contract and agree as follows:

I. DEFINITIONS

1.	Additional Leases: Oil and gas leases within the AMI that are acquired by G3 after acquiring oil and gas leases within the AMI covering 32,000 net mineral acres including “top leases” until the gross amount of Lease Costs, as defined below, paid by G3 for such leases equals $10,000,000.

2.	AMI Leases: Oil and gas leases, or other Mineral Interests, acquired within the AMI following the completion of the acquisition of Existing Leases and Additional Leases, and expressly including any interest of Third Party Participant that is reacquired by G3 through forfeiture, purchase or other acquisition other than by reversion of an after payout reversionary interest.

3.	AMI: Defined in Recital A and described on Exhibit A and the same geographic area as the Project Area.

4.	Effective Date: The Effective Date is February 2, 2010.

5.	Existing Leases: The oil and gas leases on Exhibit “B”, attached hereto, in which G3 has obtained executed leases or commitments to execute leases, together with any oil and gas leases acquired after the Effective Date, that are not listed on Exhibit “B”, but which in the aggregate, after exclusions due to title defects, cover not more than 32,000 net acres.

6.	Lease Costs: The actual out-of-pocket costs (which term includes all brokerage expenses and title expenses, legal expenses and recording fees, in connection with such Lease) and expenses, including bonus payments, incurred by G3 in acquiring an oil and gas lease.

7.	Mineral Interest: Any oil and/or gas leases or any interest therein, any leased or unleased mineral fee interest, any royalty overriding royalty or similar interest or any farmouts or options or contractual rights to acquire the foregoing or any other contracts with respect thereto which affect lands and minerals lying within the Project Area.

8.	Obligation Wells: The first three (3) Qualifying Wells to be drilled by G3 within the Project Area as defined in and in accordance with Section III A.

9.	Operator: G3 Operating, LLC.

10.	Operating Agreement: A joint operating agreement substantially in the form attached hereto as Exhibit “C”.

11.	Participant’s Share: 45% Working Interest ownership

12.	Project Area: Defined in Recital A and described on Exhibit A and the same geographic area as the AMI.

13	Qualifying Well: A well drilled within the AMI and operated by G3 Operating, LLC, designed to be drilled and completed in the Middle Bakken Formation or in the Three Forks Formation, with a horizontal lateral extension covering either a 640 acre Spacing Unit or 1280 Spacing Unit, and being the first well drilled within such Spacing Unit to the foregoing formations, with a multi-stage fracture completion program consistent with the best practices known at the time for similar wells completed in the Middle Bakken Formation or in the Three Forks formation in the Williston Basin of North Dakota and Montana and in accordance with a drilling and completion design reasonably acceptable to Participant. A well shall be a Qualifying Well if it is designed and its drilling prosecuted in good faith in accordance with the foregoing requirements even if such well is ultimately drilled to or completed in a different formation.

14.	Spacing Unit: A rectangular governmental aliquot tract of land upon which a Well is drilled which is anticipated to be 640 acres, unless a larger tract is required by applicable governmental rule or regulation, or unless agreed upon by the parties, whereupon the larger tract shall control.

15	Third Party Participant: Means Intervention Energy, LLC, the third party owning the 10% proportional participating interest derived from G3 in the New Home II Project.

16.	Third Party Participant Leases: Means oil and gas leases included within the Existing Leases in which G3 acquires interests from the Third Party Participant.

17.	Working Interest: The cost bearing interest created by oil and gas leases. Working Interest may also refer to the share of ownership attributable to an unleased mineral interest.

18.	Bakken Formation: Means the stratigraphic interval equivalent to that seen in the Superior Oil Company #1 Pazsternak #33-13, located in Section 33-T158N-R102W, between the measured depths of 10,031 ft and 10,102 ft.

19.	Three Forks Formation: Means the stratigraphic interval equivalent to that seen in the Superior Oil Company #1 Pazsternak #33-13, located in Section 33-T158N-R102W, between the measured depths of 10,102 ft and 10,289 ft.

II. ACQUISITION OF LEASEHOLD INTERESTS BY PARTICIPANT

A. Acquisition of Existing Leases. Participant shall be assigned an undivided interest in and to the Existing Leases, in an amount equal to Participant’s Share of G3’s interest (as of the date hereof without regard to the interest of Third Party Participant) in such Existing Leases. However, with respect to Third Party Participant Leases included within the Existing Leases, Participant and G3 shall share the interest therein acquired by G3 equally. G3 shall reserve unto itself with respect to any oil and gas lease that is an Existing Lease an overriding royalty equal to the difference between 20% and existing royalty and overriding royalty burdens, with the intent of assigning an 80% net revenue interest in each such lease; provided, if the net revenue interest of any lease is less than 80%, then G3 will not reserve any overriding royalty and the actual net revenue interest will be assigned. Participant shall pay G3 for Participant’s interest in the Existing Leases an amount equal to $950 per net mineral acre contained in the Existing Leases multiplied by Participant’s Share, and with respect to the Third Party Participant Leases, Participant shall pay 50% of the total Lease Costs actually incurred by G3 in acquiring such Leases. Any net mineral acres in excess of 32,000 covered by the leases described on Exhibit B shall be treated as Additional Leases. The assignment of and payment for the Existing Leases shall be as follows:

i. Immediately upon full execution of this Agreement G3 shall make available all title information in its possession including but not limited to title opinions, title memorandums, lease purchase reports, maps and run sheets (“Lease Title Information”) covering at least 10,000 net leasehold acres of the Existing Leases selected by

Participant. Participant shall have 14 days to perform title due diligence. If by the end of the 14 day period Participant encounters title defects that render any of the Existing Leases or portions thereof with less than Defensible Title, as defined below, Participant shall not be obligated to pay for and acquire such Existing Leases or portions thereof.

ii. As used herein “Defensible Title” means ownership by G3 of the net lease acres, Working Interests and net revenue interest in and to the Existing Leases which is deducible from the official records and is free and clear of any lien, encumbrance or defect associated with G3’s title to the Existing Leases that would cause G3 not to have Defensible Title, other than Permitted Encumbrances, as defined below.

iii. As used herein “Permitted Encumbrances” any of the following:

a.	The terms and conditions of the Existing Leases;

b.	Lessors’ royalties and overriding royalties burdening the Leases;

c.	All rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases, or interests therein, if they are routinely obtained subsequent to the sale or conveyance;

d.	Required third party consents to assignment, preferential purchase rights and similar agreements, where such waivers or consents are obtained from the appropriate parties, or the appropriate time period for asserting any such right has expired without an exercise of the right, and such right has terminated;

e.	Materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s, tax, and other similar liens or charges arising in the ordinary course of business for obligations that are not delinquent or that will be paid and discharged in the ordinary course of business or if delinquent, that are being contested in good faith by appropriate action;

f.	Easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations or any restrictions on access thereto that do not materially interfere with the oil and gas operations to be conducted on the Leases;

g.	Conventional rights of reassignment prior to release or surrender requiring notice to the holders of the rights;

h.	All rights reserved to or vested in any governmental, statutory or public authority to control or regulate any of the Leases or the Land in any manner, and all applicable laws, rules and orders of governmental authority;

i.	Mortgages, deeds of trust, security agreements and financing statements burdening the lessor’s interest covered by any of the Leases, whether or not such have been subordinated to the interests of the lessee;

j.	The lack of any formal probate in the chain of title to a lessor’s interest covered by any of the Leases;

k.	The lack of a recorded release of any prior expired oil and gas lease covering any portion of the Lands;

l.	Any question as to the legitimacy of a survey or the lack of a survey;

m.	All Claims, charges, burdens, contracts, agreements, instruments, obligations, defects and irregularities affecting the Leases which do not have a material adverse effect on the use, operation or ownership of the Leases to the end that a prudent person engaged in the oil and gas business with knowledge of all of the relevant facts and their legal bearing would be willing to accept the same.

iv. From time to time as G3 has acquired the full execution and recording of Existing Leases and has confirmed title to such Existing Leases, the parties shall close on the assignment of such Existing Leases. At such Closing, Participant shall pay the portion of the amounts set forth above represented by the Existing Leases that are subject to such Closing and G3 will make the appropriate assignment to Participant of Participant’s interest in such Existing Leases. Along with the assignment, G3 shall furnish copies of the leases and all Lease Title Information at such closing.

v. The first Closing shall occur on or about March 8, 2010 and shall cover approximately 10,000 net mineral acres of the Existing Leases, and subsequent Closings shall occur at least once each month as designated by G3 and reasonably acceptable to Participant, provided that G3 shall convey, and Participant shall pay for all of the Existing Leases by no later than May 1, 2010.

B. Acquisition of Additional Leases. G3 shall use its best efforts to acquire Additional Leases promptly following the execution of this Agreement, utilizing a sufficient number of full-time lease brokers, as may be available, to attempt to lease the Additional Leases by the end of calendar year 2010. By its execution hereof, Participant commits to participate, for Participant’s Share, in the acquisition of all Additional Leases with respect to which the bonus payment is not greater $600 per net mineral acre, the royalty and lease burden is not greater than 20%, and the term is at least three years. Any lease not meeting the foregoing minimum requirements shall be subject to Section II.C. below, and shall be considered an Additional Lease, if Participant elects to acquire its share of such lease and the maximum amount of expenditures for Additional Leases has not been accrued.

From time to time following the acquisition of Additional Leases and confirmation of title to Participant, which shall occur not later than 90 days following the acquisition of each such lease, G3 will assign Participant an undivided interest in and to the Additional Leases in an amount equal to Participant’s Share. At the time of such assignment, Participant shall pay G3 for Participant’s Share in the Additional Leases an amount equal to the Lease Costs incurred by G3 in acquiring the Additional Leases, all multiplied by Participant’s Share.

Leases to be acquired from third party lessees (not leases acquired by G3 directly from lessors) and state leases (“Third Party and State Leases”) shall not be considered as “Additional Leases” regardless of whether or not the total amount of Additional Leases have been acquired. Third Party and State Leases will be subject to the AMI provisions below; provided, if Participant agrees to acquire its proportionate share of Third Party and State Leases for the benefit of the joint account, G3 may cash call Participant for its proportionate share of leasehold 48 hours prior to closing. Participant agrees to wire transfer funds to its account so the monies will be available at closing on said leasehold acquisitions.

C. Acquisition of AMI Leases. The following provisions shall apply to the AMI:

1.	G3 to Acquire. Following completion of G3’s acquisition of the Additional Leases, as between the parties hereto, G3 shall have the exclusive right to lease or otherwise acquire AMI Leases within the AMI so long as G3 continues the leasing program described in Section II B above. If G3 does not continue such program, or with respect to any AMI Lease that G3 elects not to lease or acquire, Participant may acquire such AMI Lease, and such AMI Lease shall be subject to the AMI provisions of Sections 2 through 7 below as though Participant were G3 and G3 were Participant, provided that Participant shall be obligated to offer to G3 all interest acquired by Participant less Participant’s Share of such interest.

2.	Notification Upon Acquiring Oil and Gas Rights. In the event G3 hereafter acquires any AMI Lease, it shall promptly notify Participant in writing of such acquisition. Such notice shall include a full description of the AMI Lease so acquired, a copy of the instrument by which such rights were acquired by G3 together with, all documentation relevant thereto, meaning, by way of example but not of limitation, copies of the leases, abstracts, title memos, assignments, subleases, farm outs or other contracts affecting the AMI Lease; and the Acquisition Cost as defined in Section 7.a. below, including an itemized statement thereof. In the event that a well in search of oil or gas is being drilled either within the AMI or within a Township contiguous thereto, with respect to which well the result reasonably could be expected to materially affect the value of the offered AMI Lease, hereinafter a “Material Well”, G3 shall, within two (2) days (excluding Saturdays, Sundays and holidays) after the date G3 acquires the AMI Lease so offered, or within two (2) days (excluding Saturdays, Sundays and holidays) of G3 learning of the drilling of the Material Well, if later, also:

a.	furnish the Participant with the approximate location of the well then being drilled and the name of the Operator or drilling contractor drilling the well,

b.	disclose in detail the reasons why the well can reasonably be expected to materially affect the value of the offered AMI Lease, and

c.	conspicuously and specifically advise the Participant that the Participant shall have no more than the period of 48 hours (exclusive of Saturday, Sunday and holiday), within which to elect to acquire an interest in the offered AMI Lease.

The above information required when a Material Well is being drilled shall be provided to the Participant in addition to the information and copies of instruments furnished in connection with the usual notices of acquisition of the AMI Lease.

3.	Option to Participate. Within thirty (30) days after receipt of the notice and information referred to in paragraph 2. or, when a Material Well is being drilled and G3 has supplied the additional information and notice set forth in Subsections 2 a, b and c above, forty-eight (48) hours (exclusive of Saturday, Sunday or holidays) of the notice and information referred to in paragraph 2 (including Subsections a, b and c), the Participant may elect to acquire its proportionate interest in the AMI Lease (based on the Participant’s Share) so acquired by notifying G3 of such election.

Promptly after the acceptance of the offered AMI Lease, G3 shall invoice the Participant for Participant’s Share of the Acquisition Costs. Participant shall promptly reimburse G3 for Participant’s share of the Acquisition Costs, as reflected by the invoice. Upon receipt of such reimbursement, (which may be required by Participant to occur at a closing where G3 shall simultaneously convey title to Participant) G3 shall execute and deliver an appropriate assignment to the Participant. If G3 does not receive the amount due from Participant within thirty (30) days after the receipt by-Participant of the invoice for its costs, G3 may give written notice to Participant that the failure of the G3 to receive the amount due within forty-eight (48) hours (exclusive of Saturday, Sunday or holidays) after receipt of such notice by Participant (which may be required by Participant to occur at a closing where G3 shall simultaneously convey title to Participant) shall, at G3’s option, constitute a withdrawal by Participant of its former election to acquire the interest, and the Participant shall no longer have the right to acquire an interest in the offered AMI Lease. If G3 does not elect to treat such nonpayment as a withdrawal of the election to participate in the acquisition, the Participant shall remain liable for payment. A delay in payment by Participant shall not affect Participant’s election to acquire the interest unless G3 gives the notice described in the foregoing sentence.

4.	Failure to Respond. If G3 shall not have received actual notice of the election of Participant to acquire its proportionate interest within the thirty (30) day, or 48 hour period when a Material Well is present, pursuant to Paragraph 3, as the case may be, such failure shall constitute an election by such Participant to not acquire its interest in the AMI Lease.

5.	Responsive Notices. Responsive notices required hereunder, including, but not limited to elections to participate in an acquisition, may be given by verbally by phone or in person, or E-mail but to be effective must be followed by written notice delivered by mail, courier, personally, E-mail or by facsimile within 24 hours of the delivery of the verbal notice.

6.	Definition of Certain Terms. For the purpose of this Agreement, the following terms shall have the meanings hereinafter set forth:

a.	“Acquisition Cost or Costs” shall include all Lease Costs and all other expenditures related to the acquisition of a AMI Lease which would be treated as a direct cost under Section II of the Accounting Procedure attached to the Operating Agreement, including without limitation expenditures for contract brokers, abstracts, and outside attorneys and, in the case of options and contractual rights shall include an assumption by the Participant of its Proportionate Share of all burdens imposed on G3 by the related contract, but shall not include any charges for G3’s own personnel or which would be treated as “indirect costs” under Section III of said Accounting Procedure;

b.	G3 shall include any Affiliate of G3;

c.	“Affiliate” of a party shall mean (1) any person or legal entity directly or indirectly owning, controlling, or holding with the power to vote 10% or more of the outstanding voting securities of such party; (2) any person or legal entity 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with the power to vote by such party; (3) any person or legal entity directly or indirectly controlling, controlled by, or under common control with such party; (4) any officer, director or manager or other executive of a party or of any Affiliate as defined by the foregoing Subsections (1), (2) or (3). Notwithstanding the foregoing, with respect to Participant, Affiliate shall not include any entity or person within or controlled by the family of funds and related entitles known as Natural Gas Partners, Irving, Texas.

D. Warranty. Any assignment made by the G3 shall be made free and clear of any title defects, encumbrances or burdens by, through or under G3 or its Affiliates but otherwise shall be made without warranty of title, either express or implied, even to the return of the purchase price, provided, however, that G3 shall assign to Participant its Proportionate Share of any warranty held by G3, and Participant shall be entitled to its Proportionate Share of any refund or recovery by G3 for such failure of title. The assignment shall be made and accepted subject to, and the Participant shall expressly assume its portion of all of the obligations of G3 under or with respect to an assigned AMI Lease, of which G3 gave notice to Participant prior to Participant’s election to acquire its share of the relevant AMI Lease.

III. DRILLING AND DEVELOPMENT.

A. Obligation Wells. G3 shall propose the drilling of three Qualifying Wells, on locations reasonably acceptable to Participant, and shall use its reasonable efforts to enable the first such well to be spud on or before July 1, 2010 and the other two such wells to be drilled and completed in calendar year 2010 (the “Obligation Wells”). If G3 and Participant cannot agree on a location reasonably acceptable to Participant, G3 shall have the final determination as to the location of such Obligation Well. Each of the Obligation Wells shall be drilled on a Spacing Unit of 640 acres unless otherwise agreed by the parties, or unless otherwise required by governmental regulation or order. The procedure for proposing an Obligation Well shall be that set forth in Article VI.B., of the Operating Agreement; provided, however, Participant shall participate in the drilling, completion and equipping of each of the three (3) Obligation Wells and, notwithstanding the Operating Agreement, shall have no right to elect not to participate (be “non-consenting”) in the drilling, completion and equipment of any of the Obligation Wells. A well shall constitute an Obligation Well if it is drilled to and penetrates the Middle Bakken formation (specifically excluding the Three Forks formation as the objective formation) whether or not the drilling thereof is discontinued and whether or not such well is completed. However, if drilling of an Obligation Well is terminated before completion of the drilling due to mechanical problems or impenetrable strata or other conditions in the hole which make further drilling impracticable, under generally accepted oil field practices, and if G3 determines to drill a substitute well on such Spacing Unit, the substitute well shall be a substitute for the original Obligation Well within that Spacing Unit and shall not constitute a new Obligation Well.

B. Subsequent Drilling and Development Operations. After drilling and completion of the Obligation Wells, G3 shall conduct a drilling program of proposed Subsequent Wells in accordance with the Operating Agreement and the provisions of this Agreement, and shall use its reasonable efforts to drill and complete for production on a relatively continuous drilling basis 12 Qualifying Wells drilled in each of calendar years 2011, 2012 and 2013; provided, the foregoing shall be subject to revisions based on economic conditions and factors in existence or reasonably anticipated at that time. Notwithstanding the provisions of the Operating Agreement, during the term of this Agreement the following provisions shall apply, and G3 shall require any other participant acquiring leases from G3 to be subject to the same provisions:

If a party elects not to participate in any Subsequent Well and such well is drilled pursuant to the terms in the JOA within specified time frames, then notwithstanding anything in the Operating Agreement to the contrary, such non-participating party shall relinquish to the participating parties the following listed rights:

1. All leasehold and other property rights to the wellbore of the Subsequent Well and production therefrom.

2. All leasehold rights in the lesser of: (i) the quarter section in which the Subsequent Well is located and (ii) the Spacing Unit for the Subsequent Well described in paragraph numbered 3 below, from surface to the base of the deepest formation penetrated by the Subsequent Well.

3. All leasehold rights in the initial Spacing Unit for the Subsequent Well limited to the formation that is completed and tested in such well.

4. For horizontal wells all leasehold rights in the contiguous and cornering quarter sections surrounding the initial Spacing Unit for the Subsequent Well, limited to the formation that is completed and tested in the Subsequent Well, excluding, however, from such relinquishment any such contiguous and cornering Spacing Unit for a well, drilled to and testing the relevant formation, and in which the non-participating party owns a working interest at the time the participation election is made with respect to the proposed Subsequent Well.

5. For vertical wells, all leasehold rights in the contiguous and cornering quarter quarter sections surrounding the initial Spacing Unit for the Subsequent Well, limited to the formation that is completed and tested in the Subsequent Well, excluding, however, from such relinquishment any such contiguous and cornering Spacing Unit for a well, drilled to and testing the relevant formation, and in which the non-participating party owns a working interest at the time the participation election is made with respect to the proposed Subsequent Well.

6. Such relinquished leasehold rights will not be subject to the terms of the Operating Agreement following such relinquishment.

C. G3 Overhead Fee. With respect to the first 25 net Qualifying Wells drilled hereunder in which Participant participates, Participant shall pay G3 a fee equal to $100,000 per net Qualifying well drilled (“G3 Overhead Fee”), to be invoiced at the same time as the well costs are invoiced, but subject to immediate refund if the well is not drilled as a Qualifying Well within the projected time frame. For purposes of this Section C, a well in which Participant owns a 45% working interest shall be one net well. The G3 Overhead Fee shall be proportionately reduced in any well in which Participant’s working interest is less than 45% by a factor based on Participant’s 45% leasehold interest as the denominator and the Participant’s actual working interest in the well as the numerator, and such factor shall be the fraction of the well counted towards the 25 net wells. Participant’s maximum cumulative G3 Overhead Fees shall not exceed $2,500,000.

D. G3 Reversionary Interest. With respect to the first 25 Qualifying Wells drilled hereunder in which Participant participates, G3 shall be entitled to a reversionary interest as set forth below:

1. G3 hereby reserves unto itself an option, exercisable as set forth below, to receive a reversionary backin working interest equal to 20% of Participant’s Share of the interests acquired from G3 in the Obligation Wells and in the first 22 Subsequent Wells in which Participant participates, limited to the formation in which the relevant well was completed, and limited to the Spacing Unit for such well, as such Spacing Unit for such well may be reduced in any subsequent downspacing, and provided, further, that in the event an additional well or wells are allowed to be drilled within the Spacing Unit, the reversionary interest shall be reduced so that the effect is the same as though the Spacing Unit was reduced in size. Upon “Payout”, as defined below, of each well, G3 shall have the right, for a period of 90 days following the occurrence of Payout, but not the obligation, to elect to receive from Participant such reversionary interest. Such election shall be made by G3 delivering written notice to Participant of such election within such 90 day period. If G3 does not elect to receive a reversionary interest in any one or more of the Obligation Wells or the first 22 Subsequent Wells within such time period, G3’s right to receive such reversionary interest as to such Subsequent Well shall terminate with respect to such Subsequent Well and shall not be carried over to any other well. The backin reversionary interest shall be subject to a proportionate share of any royalty, overriding royalty or other burden affecting the interest that was in effect upon its conveyance to Participant. Any overriding royalty or other burden created or reserved by G3 or its Affiliates that burdens Participant’s interest in a well with respect to which G3 elects to receive a reversionary interest shall terminate, as to the formation covered by the reversionary interest only, upon the effective date of the conveyance of the reversionary interest to G3.

2. “Payout” as used herein shall mean the recovery by Participant from the proceeds of the sale of production from the well (less applicable taxes, landowner’s royalty, overriding royalty, including the overriding royalty granted herein, and other burdens, if any), of all costs incurred by Participant in drilling, testing, completing and equipping the wells through the tanks, the costs of operating the well during the recovery period, plus an allocated share of costs associated with gas or oil gathering and transportation lines, processing equipment and all other field equipment beyond the tanks, G3 Overhead Fee, Participant’s net leasehold acres allocated to the well multiplied by Participant’s actual incurred lease costs per net leasehold acre applicable thereto, seismic or other reasonable geological or geophysical costs, incurred to that point by Participant and properly evidenced by invoice or by other documentation, allocated to the well based on the following formula: (i) the total of such G&G costs incurred by Participant at the time the election to participate in the well is made by Participant, divided by Participant’s total pre-payout net acres owned in Project Area at such time, (ii) multiplied by the total pre payout net acres owned by Participant in the applicable spacing unit at such time.

3. Upon recovery of such costs as provided above, G3 shall promptly notify Participant in writing of Payout and, in the event G3 elects to receive an assignment of the backin interest in accordance with the procedures set forth in Section 1 above, the assignment shall be effective at 7:00 A.M. on the first day of the month following the month in which Payout occurred. G3 and Participant agree to execute such formal assignments or other instruments as may be reasonably necessary to evidence the terms of this provision.

IV. OPERATIONS WITHIN PROJECT AREA

A. Operating Agreement. All operations within the Project Area shall be conducted pursuant to the joint operating agreement attached hereto as Exhibit “C” (“Operating Agreement”), reference to which is hereby made for all purposes, except as expressly modified by the terms hereof. G3 Operating, LLC shall be designated as Operator subject to the resignation and removal provisions of the Operating Agreement. In the event there are other parties in the Spacing Unit for a well hereunder that are not a participant with G3 under this or a similar agreement, Participant agrees to support G3 Operating, LLC as the designated operator subject to the resignation and removal provisions of the Operating Agreement. In the event of a conflict between this Agreement and the Operating Agreement, this Agreement shall control.

B. Third Party Operating Agreements. To the extent that a well within the Project Area is operated by a third party (excluding Third Party Participant), the parties shall be subject to the terms of any operating agreement negotiated with such third party operator. To the extent there are conflicts between Third Party Operating Agreements and this Agreement, this Agreement will prevail between the parties hereto inclusive of the non-consent provision in Section III.B.

V. PROPORTIONATE REDUCTION

A. Proportionate Reduction Clause: If an oil and gas lease or other Mineral Interest covers less than the entire mineral fee estate, or if a party’s interest in the applicable lease or Mineral Interest is less than a 100% ownership interest, any interest conveyed or reserved pursuant to this Agreement is intended to be proportionately reduced to accord to (i) the proportion of mineral interest covered by the relevant oil and gas lease or other Mineral Interest, and (ii) the proportion of ownership held by the conveying party, in the case of a conveyance, or the burdened party, in the case of a reservation of interest.

VI SEISMIC PROPOSALS

A. Seismic Proposals: During the term of the Operating Agreement either party may propose to jointly acquire or license seismic data covering any portion of the AMI on an equal participating basis. In the event a party (“Rejecting Party”) elects not to participate in the proposed seismic program and the other party (“Proposing Party”) proceeds to acquire the proposed data, the following shall apply:

1. 2D Seismic Program Proposals: A Rejecting Party with respect to a 2D seismic program shall pay to the Proposing Party a $5,000 seismic fee for each well in which the Rejecting Party participates until the proposing party has recovered 75% of its actual total costs (licensing or acquisition, processing, tape copy, etc.) for the proposed seismic acquisition.

2. 3D Seismic Program Proposals: A Rejecting Party with respect to a 3D seismic program shall pay a $25,000 seismic fee for each well in which the Rejecting Party participates until the proposing party has recovered 75% of its actual costs (licensing or acquisition, processing, tape copy, etc.).

3. Upon the Rejecting Party paying any amounts under 1., or 2., above, and to the degree that it is allowed under the license agreement for licensed data, Rejecting Party shall be entitled access to the seismic data, and the right to review and interpret such seismic data in the office of the Proposing Party, and the right to review Participant’s interpretation, all limited to the proposed Spacing Unit and lands within one mile of the Spacing Unit.

B. Seismic Parameters: Proposing Party shall review with Non-Proposing Party the data acquisition, processing parameters, processing companies and other pertinent factors relating to the quality of the processed data, so that Non-Proposing Party can determine whether or not it will participate in the seismic proposal. In the event the parties do agree to the said parameters, the proposing party shall be responsible for the seismic proposal on behalf of the joint account. In the event the parties do not agree on said parameters, then the Non-Proposing party can join the Proposing Party in said data acquisition or licensing, and choose to process it or reprocess it, whichever is the applicable, for its own account. The resulting data products will be shared between Parties, consistent with section A above.

VII. CONFIDENTIALITY

A. Confidentiality. The parties acknowledge that the Project Area information that is the subject matter of this Agreement (including but not limited to all well information acquired by operations conducted under the Operating Agreement) is sensitive and confidential proprietary information belonging to the parties. Each party, for itself and its Affiliates, agrees not to release or disclose or otherwise make the information available to or to furnish any of said information to any third party without (i) obtaining the agreement of the third party to maintain such information confidential and to not use such information other than in connection with investing in or participating with or purchasing interests from the disclosing party, or (ii) first obtaining the express written consent of the other party. Any such release or disclosure if approved shall be conditioned upon the third party expressly agreeing to all terms herein and becoming a party to and subject to this Confidentiality Agreement. This restriction on use and disclosure of this information shall remain in effect for a term of 2 years following the Effective Date. Nothing contained above shall restrict or impair any party’s right to use or disclose any of the information which is: (1) at the time of disclosure available to the public through no act or omission of that party; (2) can be shown was lawfully in that party’s possession prior to the time of this Confidentiality Agreement; or (3) is independently made available to that party by a third party who is independently entitled to disclose such information and that party shows that the right of such third party to disclosure existed prior to the date of this Agreement.

B. Public Disclosure. Subject to the exceptions set forth below, and unless otherwise agreed upon by the parties, prior to substantial leasing completion in the AMI as contemplated by this Agreement, the parties intend to keep material information concerning the entering into of this Agreement and the location of the Project Area confidential to the extent any disclosure thereof could impair the leasing activities of the parties. Notwithstanding such intent, either party may make any public disclosure to the extent that, upon advice of such party’s counsel, such disclosure is advisable to comply with United States or state securities laws, rules or regulations. Any proposed press release or other disclosure, shall be provided to the other party in advance on a confidential basis for its information and comment.

VIII. TAX ELECTION

This Agreement is not intended to create, and shall not be construed to create, a relationship of partnership or an association for profit between or among the parties hereto except as provided herein. Each Party hereby affected elects to be excluded from the application of all the provisions of Subchapter “K”, Chapter 1, Subtitle “A”, of the Internal Revenue Code of 1986 and all amendments thereto.

IX. PAYMENT OF DELAY RENTALS AND LEASE EXTENSIONS

Operator shall be responsible for making any payment of delay rentals, shut in royalties and minimum royalty payments on Mineral Interests in the Contract Area. Participant shall bear and pay its Participant’s Share of such payments. Participant shall be billed and shall pay for said costs in the manner set forth for the billing and paying of direct costs in the COPAS accounting procedures attached to the form of Operating Agreement. Operator shall not be liable to Participant for any loss resulting from a good faith effort to properly do so.

Extensions of Leases shall be governed by the following: G3 shall be responsible to inform Participant of the G3’s election to extend or not to extend the primary term no later than 45 days prior to the expiration of the Lease’s original primary term or prior to the date in which such election must be made, whichever is earlier. Participant shall inform G3 of its election to extend or not to extend no later than 15 days after being so notified. G3 Party shall accordingly extend the primary term of any Lease which one or both of the Parties desire to extend. Notwithstanding the foregoing covenant, neither Party shall incur liability to the other Party for failure to give the required notice unless such failure results from gross negligence or willful misconduct. G3 Party shall subsequently invoice Participant based on the Participant’s election decision as well as the election decision of G3. Participant shall reimburse the G3 within thirty (30) days of receipt of invoice.

X. NO JOINT LIABILITY

The rights, duties, obligations and liabilities of the parties hereto shall be several and not joint or collective. Each party hereto shall be responsible only for its obligations as herein set out and shall be liable only for its share of the cost and expense as herein provided; it being the express purpose and intention of the parties that their interest in this Agreement and the rights and property acquired in connection herewith shall be held by them as tenants in common. Except for the tax election which the parties may have made, it is not the purpose or intention of this Agreement to create any mining partnership, commercial partnership or other partnership.

XI. ASSIGNMENTS OF LEASES

Any assignment of any interest pursuant to this Agreement by and between the parties hereto shall be made with a special warranty of title by through and under the assignor, but not otherwise and on the form attached hereto as Exhibit “D” which shall be for recording in the official records of the county in which the Mineral Interest lies. Where applicable, separate assignments of operating rights shall likewise be made on such State and Federal forms as required by rule or regulation. Any assignment hereafter executed shall specifically refer to, and be made subject to, the terms and conditions hereof. The Retained Override (as defined in Exhibit “D”) shall only apply to the Existing Leases.

XII. FORCE MAJEURE

Should any party be prevented or hindered from complying with any obligation created hereunder, other than the obligation to pay money, by reason of fire, flood, storm, act of God, governmental authority, governmental action or inaction, failure or delay in obtaining any necessary permits, labor disputes, war, the inability to secure qualified labor, geoscience data, title abstracts, curative title work, lease brokers, entry onto the land, drilling equipment and drilling rig(s) at prevailing market rates, drilling tools, materials or transportation, or any other cause not enumerated herein but which is beyond the normal control of the party whose performance is affected, then the performance of any such obligation shall be suspended during the period of such prevention or hindrance, provided the affected party promptly notifies the other party of such force majeure circumstances and exercises all reasonable diligence to remove the cause of force majeure.

XIII. TERM OF AGREEMENT

This Agreement shall be binding upon both parties upon execution hereof and shall be effective as of the Effective Date and shall remain in full force and effect for a period of sixty (60) months from the date of this Agreement, provided that (i) the Operating Agreement shall continue in accordance with its terms, (ii) any obligation that accrues prior to the end of such term shall continue until satisfied, and (iii) the provisions of Section III D and Article XV shall not terminate.

XIV. EXHIBITS

The following exhibits are attached to this Agreement:

Exhibit “A” – Plat of Project Area and AMI

Exhibit “B” – Existing Leases

Exhibit “C” – Form of Joint Operating Agreement

Exhibit “D” – Form of Assignment

If the terms of any of these Exhibits conflict with the terms of this Agreement, this Agreement shall control.

XV. MISCELLANEOUS

A. Assignment: Participant may assign its interest under this Agreement provided that Participant remains liable for or guarantees the performance of its assignee and provided Participant gives G3 appropriate documentation evidencing such assignment.

B. Governing Law: This Agreement and other instruments executed in accordance with it, except for assignments of lands, or the execution hereof shall be governed by and interpreted according to the laws of the State of Colorado. Forum and venue shall be exclusively in Denver, Colorado. As to assignments of lands, they shall be governed by the laws of the State wherein they lie.

C. Entire Agreement: This Agreement, the documents to be executed hereunder, and the Exhibits attached hereto constitute the entire agreement between the parties, supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between the parties except as specifically set forth herein. No supplement, amendment, alteration, modification, waiver or termination of the Agreement shall be binding unless executed in writing by the parties hereto.

D. Waiver: No waiver of any of the provisions of the Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

E. Captions; Definition of “Including”: The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. The term “including” or “includes”, as used herein, shall mean “including, without limitation,” and “includes, without limitation”.

F. Binding: This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors, assigns and legal representatives.

G. Notices: Except as provided in Section II C 5, any notice hereunder shall be given in writing by mail, courier, personally, E-mail or by facsimile and shall be effective when delivered to the party intended to be notified. The contact information for each party is as follows:

If to G3:	G3 Energy LLC
	475 17th Street, Suite 1210
	Denver, CO 80202
	Attention:	JK Glenn
	Telephone:	303.297.2028
	Fax:	303.297.2196
	E-Mail:	jk@g3operating.com

If to Participant:	Resolute Northern Rockies, LLC
	1675 Broadway, Suite 1950
	Denver, CO 80202
	Attention:	Bill Alleman
	Telephone:	303.534.4600
	Fax:	303.623.3628
	Email:	Balleman@rnrc.net

Any party may change their foregoing contact information by notice to the other party.

H. Expenses: Except as otherwise provided herein, each party shall be solely responsible for all expenses incurred by it in connection with this transaction (including fees and expenses of its own counsel and accountants).

I. Execution: This Agreement may be executed in multiple original counterparts, all of which shall together constitute a single agreement and each of which, when executed, shall be binding for all purposes thereof on the executed party, its successors and assigns. Contemporaneously with the execution of this Agreement the Operating Agreement shall be executed by G3 Energy, LLC, G3 Operating, LLC, Resolute Northern Rockies, LLC, and Intervention Energy, LLC.

J. Severability: If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any materially adverse manner to either party.

K. Survival: The covenants, conditions and other provisions of this Agreement shall endure for the term hereof in accordance with Article XIII and, as to the rights and obligations of the parties in Section III D, shall run with the land. The covenants, conditions and other provisions of this Agreement shall not be extinguished by the doctrine of merger by deed or any similar doctrine and no waiver, release, or forbearance of the application of the provisions of this Agreement in any given circumstances shall operate as a waiver, release or forbearance of the provisions hereof as to any other circumstance.

L. Arbitration: Any dispute arising under this Agreement (“Arbitrable Dispute”) shall be referred to and resolved by binding arbitration in Denver, Colorado, to be administered by and in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Arbitration shall be initiated within the applicable time limits set forth in this Agreement and not thereafter or if no time limit is given, within the time period allowed by the applicable statute of limitations, by one party (“Claimant”) giving written notice to the other party (“Respondent”) and to the Denver Regional Office of the American Arbitration Association (“AAA”), that the Claimant elects to refer the Arbitrable Dispute to arbitration. All arbitrators must be neutral parties who have never been officers, directors or employees of the parties or any of their Affiliates, must have not less than ten (10) years experience in the oil and gas industry, and must have a formal financial/accounting, engineering or legal education. The hearing shall be commenced within thirty (30) days after the selection of the arbitrator. The parties and the arbitrators shall proceed diligently and in good faith in order that the arbitral award shall be made as promptly as possible. The interpretation, construction and effect of this Agreement shall be governed by the Laws of Colorado, and to the maximum extent allowed by law, in all arbitration proceedings the Laws of Colorado shall be applied, without regard to any conflicts of laws principles. All statutes of limitation and of repose that would otherwise be applicable shall apply to any arbitration proceeding. The tribunal shall not have the authority to grant or award indirect or consequential damages, punitive damages or exemplary damages.

M. Further Assurances: During the time in which this Agreement is in effect, the parties shall, at any time and from time to time, and without further consideration, execute and deliver or use reasonable efforts to cause to be executed and delivered such other instruments of conveyance and contract, and to take such other actions as either party may reasonably may request effect the intent of this Agreement.

N. Not to be Construed Against Drafter: The parties acknowledge that they have had an adequate opportunity to review each and every provision contained in this Agreement, that they have participated equally in the drafting hereof and that they have had adequate time to submit same to legal counsel for review and comment. Based on said review and consultation, the parties agree with each and every term contained in this Agreement. Based on the foregoing, the parties agree that the rule of construction that a contract be construed against the drafter, if any, shall not be applied in the interpretation and construction of this Agreement.

O. Laws and Regulations: Any reference to any federal, state, local, or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires.

P. Third-Party Beneficiaries: This Agreement is not intended to confer any rights or remedies upon any Person other than the parties and their respective successors and permitted assigns.

Q. Investment Representations: Participant each understands (1) that the interests evidenced by this Agreement have not been registered under the Securities Act of 1933, the Colorado Securities Act or any other state securities laws (the “Securities Acts”) because G3 is issuing these interests in reliance upon the exemptions from the registrations requirements of the Securities Acts providing for issuance of Securities not involving a public offering, (2) that G3 has relied upon the fact that the interests are to be held by each for investment, and (3) that exemption from registrations under the Securities Acts would not be available if the interests were acquired by Participant with a view to distribution.

Accordingly, Participant hereby confirms to G3 that such it is acquiring the interests for its own account, for investment and not with a view to the resale or distribution thereof. Participant agrees not to transfer, sell or offer for sale any or any portion of the interests unless there is an effective registration or other qualification relating thereto under the Securities Act of 1933 and under any applicable state securities laws or unless the holder of interests delivers to the G3 an opinion of counsel, satisfactory to the G3, that such registration or other qualification under such Act and applicable state securities laws is not required in connection with such transfer, offer or sale. Participant understands that the G3 is under no obligation to register the interests or to assist them in complying with any exemption from registration under the Acts if either should at a later date, wish to dispose of the interest. Furthermore, Participant realizes that the interests are unlikely to qualify for disposition under Rule 144 of the Securities and Exchange Commission unless they are not an “affiliate” of G3 and the interest has been beneficially owned and fully paid for by either for at least three years.

Prior to acquiring the interests, Participant has made an investigation of the G3 and its business and has had made available to it all information with respect thereto which it needed to make an informed decision to acquire the interest. Participant considers itself to be an entity possessing experience and sophistication as an investor which are adequate for the evaluation of the merits and risks of its investment in the interest.

R. Related Party Transactions. If G3 or Operator engages or enters into any transaction with an Affiliate or other party related by ownership, control or family to G3, Operator or any of their executives with respect to a matter for which Participant may bear any portion of the economic cost under this Agreement, such engagement or transaction and the economic particulars of the relationship shall be fully disclosed to Participant, and such engagement shall be on terms no less favorable than are available in the market in an arms length engagement or transaction. G3 shall provide documentation reasonably requested by Participant to evidence compliance with this provision.

S. Guarantors. GeoResources, Inc. and Resolute Energy Corporation hereby agree with each other and the other Parties to this Agreement to guarantee and to cause to be performed all of the obligations of their respective subsidiary, and further to promptly perform on behalf of such respective subsidiary any obligation hereunder that the subsidiary fails to perform.

IN WITNESS WHEREOF, this Agreement is executed effective as of the date hereinabove provided.

Parties:

G3 Energy, LLC		Resolute Northern Rockies, LLC

By:	/s/ J.K. Glenn	By:	/s/ Bill Alleman
Name:	J.K. Glenn	Name:	Bill Alleman
Title:	Vice President, Land	Title:	Land Manager

Guarantors:

G3 and RNR

GeoResources, Inc.		Resolute Energy Corporation

By:	/s/ Collis P. Chandler, III	By:	/s/ Janet W. Pasque
Name:	Collis P. Chandler, III	Name:	Janet W. Pasque
Title:	Executive V.P.	Title:	Sr. Vice President